April 27, 2005

Mr. Larry Greene

Office of Disclosure Review

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:   Definitive Proxy Materials for

Strategic Partners Opportunity Funds — Strategic Partners Focused Value Fund

Strategic Partners Mutual Funds, Inc. — Strategic Partners Money Market Fund

Dear Mr. Greene:

Along with this letter, we are filing through EDGAR on behalf of Strategic Partners Opportunity Funds and Strategic Partners Mutual Funds, Inc. definitive proxy materials in connection with shareholder meetings to be held on July 1, 2005 for the purpose of considering the approval of new subadvisory agreements with respect to each of the Funds identified above.

This letter is intended to respond to your comments on the preliminary proxy materials that we submitted earlier this month.  Because the comments that you provided with respect to Strategic Partners Opportunity Funds are generally applicable to the proxy materials for Strategic Partners Mutual Funds, Inc., the responses set out below are applicable to both proxies, unless otherwise indicated.  Your comments, and our responses thereto, are set out below.

Comment:  The cover letter accompanying the proxy filings should briefly explain the proposal to be considered by shareholders.

Response:  The cover letters which accompany the definitive proxy materials briefly reference and explain the proposal which shareholders will be asked to vote on.

Comment:  The text appearing at the bottom of the Notice of Meeting appears to be set in upper case letters, while upper and lower case letters should be utilized.

Response:  Due to the limitations of EDGAR, this text appears to bet set entirely in upper case letters, but is actually set in upper and lower case boldface text.

Comment:  The first page of the proxy statement should clearly state that the Manager intends to terminate the existing subadvisory arrangements if shareholders approve the new subadvisory agreement.

Response:  An appropriate statement has been added on the first page of the proxy statement.

Comment:  The discussion regarding the counting of abstentions and broker non-votes for purposes of approving a meeting adjournment should be moved so that it is included in the discussion of the vote required to approve the proposal.

Response:  The discussion pertaining to abstentions and broker non-votes has been moved so that it is included in the discussion of the vote required to approve the proposal.

Comment:  The section of the proxy which explains that Prudential Investments LLC may replace a subadviser without shareholder approval should explain that the circumstances and basis pursuant to which this is lawfully permitted.

Response:  This section of the proxy has been revised to explain that the manager-of-managers order obtained by the Fund permit Prudential Investments LLC to appoint new unaffiliated subadvisers without shareholder approval.

Comment:  The proxy statement should disclose the expected costs of the solicitation of proxies, irrespective of whether or not shareholders will bear the costs of the solicitation.

Response:  The section of the proxy entitled “Additional Information” discloses the anticipated costs of the proxy.

Comment:  With respect to the proxy for Strategic Partners Opportunity Funds – Strategic Partners Focused Value Fund, the proxy discloses that if shareholders approve the new subadvisory agreement, the management fee will be contractually reduced.  Please confirm whether or not shareholder approval would be required before implementing the fee change.

Response:  We have examined this question, and have concluded that under the federal securities laws shareholder approval is not required where, as here, the action to be taken will result in a reduction in the applicable management fee.

Comment:  With respect to the proxy for Strategic Partners Opportunity Funds – Strategic Partners Focused Value Fund, the proxy discloses that if shareholders approve the new subadvisory agreement, the subadviser intends to make certain investment strategy changes.  Please explain how the proposed investment strategy changes are different from the existing investment strategies followed by the Fund’s existing subadvisers.

Response:  We have expanded this section of the proxy to include an explanation of how the proposed new investment strategies differ from the Fund’s existing investment strategies.

Comment:  With respect to the proxy for Strategic Partners Opportunity Funds – Strategic Partners Focused Value Fund, the discussion of the factors considered by the Board states that there will be no change in the investment advisory fee paid by the Fund if shareholders approve the proposed new subadvisory agreement.  This statement appears to contradict an earlier section of the proxy, which states that there will be a reduction in the management fee if shareholders approve the new subadvisory agreement.

Response:  The statement appearing in the Board’s discussion of the factors is erroneous and has been corrected.

Comment:  The discussion of the factors considered by the Board in approving the new subadvisory agreements does not consistently refer to the Manager using the defined term “PI.”  Please use the defined term consistently throughout this section.  .

Response:  The requested changes have been made.

Comment:  In the section of the proxy entitled “Shareholder Proposals,” there should be an explanation as to whether or not shareholder proposals submitted at the shareholder meeting will be considered, and if so, what the applicable submission deadline is.  This section should also indicate the applicable deadline for proposals submitted in advance of the meeting.

Response:  Appropriate explanatory language has been added to this section.

Comment:  In the proxy card, the language which explains how shares will be voted if not specified should be highlighted or bold-faced to draw attention.

Response:  This portion of the proxy card will appear in bold face type.

Should the Commission or its Staff declare the above-referenced filings effective, we understand that such action does not prevent the Commission from taking action on the filings.   The action of the Commission or its Staff in declaring the above-referenced filings effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings.   The Registrant may not assert the fact of the Staff’s acceleration as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

We appreciate your attention to these filings.

Sincerely,

Jonathan D. Shain